

SECURITL   02018484   ISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 7 2002

SEC FILE NUMBER
8- 42477

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/01__ AND ENDING __12/31/01__
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Benjamin Securities Investment Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3603 Ridgeview Drive
(No. and Street)

Missouri City	Texas	77459-4046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin F. Smith   281-403-0009
　　　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Giarra, Nicholas
(Name — if individual, state last, first, middle name)

5718 Grape Street	Houston	Texas	77096
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Benjamin Franklin Smith, Jr._____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Benjamin Securities Investment Company, Inc._____, as of ___December 31_____, 19_*200/*___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Chief Executive Officer__
Title

_____
Notary Public

CORINNE R. HARBES
Notary Public
STATE OF TEXAS
My Comm. Exp. June 7, 2003

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Benjamin Securities Investment Company, Inc.

We have audited the accompanying statement of financial condition of Benjamin Securities Investment Company, Inc. (a Texas Corporation) as of December 31, 2001, and the related statements of income, changes in financial condition, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, computation of net capital, statement indicating exemption to 15c3-3, statement relating to the possession or control requirements under rule 15c3-3, and reconciliation of computation of net capital under rule 15c3-1 and computation for determination of the reserve requirement under exhibit A of rule 15c3-3 for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benjamin Securities Investment Company, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Nicholas Giarra, CPA
Houston, Texas

Benjamin Securities Investment Co., Inc.
BALANCE SHEET
As of December 31, 2001 and 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash in bank, Norwest Bank	$ 3,593.98	$ 1,555.10
Deposit Southwest Securities	11,559.55	11,200.49
Southwest Sec. Money Mkt Acct	393.95	10,786.63
Accts receiv., allowable	2,541.99	2,683.38
Accts receiv., non-allowable	10,775.45	18,735.64
Total Current Assets	28,864.92	44,961.24
INVESTMENTS		
Corporate stock	22,379.50	12,230.62
PROPERTY AND EQUIPMENT		
Computers & equipment	13,810.12	14,354.72
Less: Accumulated Depreciation	(11,090.08)	(10,546.69)
Net Property and Equipment	2,720.04	3,808.03
OTHER ASSETS		
Receivable noncustomers	161.85	570.00
Total Other Assets	161.85	570.00
TOTAL ASSETS	$ 54,126.31	$ 61,569.89

See Accompanying Notes

1

Benjamin Securities Investment Co., Inc.
BALANCE SHEET
As of December 31, 2001 and 2000

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES		
Accounts payable	$ 2,672.86	$ 13,050.46
Total Current Liabilities	2,672.86	13,050.46
LONG-TERM LIABILITIES		
Total Liabilities	2,672.86	13,050.46
STOCKHOLDERS' EQUITY		
Common Stock: no par value, 1,000,000 shares authorized 10,000 shares issued	10,000.00	10,000.00
Retained Earnings	41,453.45	38,519.43
Total Stockholders' Equity	51,453.45	48,519.43
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 54,126.31	$ 61,569.89

Benjamin Securities Investment Co., Inc.
Income Statement

	12 Months Ended December 31, 2001	12 Months Ended December 31, 2000
Gross Revenue		
Sales commissions	$ 106,797.57	$ 154,420.01
Investment advisory fees	122,026.91	139,659.34
Unrealized gain (loss)	(473.46)	(1,526.00)
Other revenue	837.67	1,159.97
Total Revenue	229,188.69	293,713.32
Operating Expenses		
Employee compensation	115,100.00	114,469.11
Commissions expense	70,813.57	106,902.69
Regulatory fees and expenses	3,595.00	2,047.09
Other operating expenses	36,144.55	72,719.47
Total Operating Expenses	225,653.12	296,138.36
Income before provisions for federal income taxes	3,535.57	(2,425.04)
Federal income tax expense	601.35	7.00
Net Income after taxes	2,934.22	-2,432.04

Benjamin Securities Investment Company, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2001
Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:

Net income	2,934
Decrease in accounts receivable	8,102
Decrease in receivables non-customers	408
Decrease in accounts payable	(10,378)
Depreciation expense	4,590

Net cash provided by operating activities	5,656

Investments:

Decline in market value of investments	473
Purchase of computers and equipment	(3,502)
Long term investments in stocks	(10,622)
Decrease in money market investments	10,393
Increase in deposit account SWS Securities, Inc.	(359)

Net increase in cash	2,039
Cash at beginning of year	1,555

Cash at end of year	3,594
	====

See Accompanying Notes

Note 1 – Summary of Significant Accounting Policies

Preparation of Financial Statements
All books and records are kept on an accrual basis

Income Taxes
The Company is operating as a "C" corporation under federal income tax laws.
Therefore, taxes are calculated and paid on the basis of a "C" corporation.

Investments
Investments in corporate stock are shown at market value of $22,379.50. The cost basis is $24,712.49.

Note 2 – Fully Disclosed Correspondent Agreement

The Company entered into a FULLY DISCLOSED CORRESPONDENT AGREEMENT with SWS Securities, Inc. effective October 2, 1996. This agreement remained in effect for all of 2001 and is still in effect as of the date of this report.

Note 3 – Restrictions on Cash

As a condition to enter into the fully disclosed correspondent agreement, SWS Securities, Inc. required the Company to deposit the sum of $10,000 with SWS Securities, Inc. The agreement does not stipulate any restrictions on the cash deposit. However, the Company considers the maintenance of the cash deposit necessary to the continuation of the correspondent agreement with SWS Securities, Inc. The value of the account as of December 31, 2001 was $11,559.55.

Note 4 – Stockholders' Equity
The Company has issued 10,000 shares of no par common stock for $10,000.00

Note 5 – Fidelity Bond
The Company carries a $25,000.00 fidelity bond as required by the National Association of Securities Dealers, Inc.

Note 6 – Membership in SIPC
The Company is a member of the Security Investors Protection Corporation (SIPC).

Note 7 – Membership in MSRB
The Company is a member of the Municipal Securities Rulemaking Board.

Note 8 – Subsequent Events

There have been no subsequent events that have a material impact on these statements.

Benjamin Securities Investment Company, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

Equity at beginning of year	$48,519
Plus: Current income	2,934

Equity at end of year	$51,453

See Accompanying Notes

Benjamin Securities Investment Company, Inc.
Statement of Changes in Liabilities Subordinated to Claims
of General Creditors
For the Year Ended December 31, 2001

Balance of liabilities subordinated to
  claims of general creditors at beginning of year   0.00

Liabilities subordinated to claims of general
  creditors during the year   0.00

Balance of liabilities subordinated to claims of
  general creditors at end of year   0.00

See Accompanying Notes

Benjamin Securities Investment Company, Inc.
Computation of Net Capital
For the Year Ended December 31, 2001

Total ownership equity from Statement of Financial Condition $51,453

Deduct ownership equity not allowable for net capital   13,495

Total ownership equity qualified for Net Capital $37,958

Add: Liabilities subordinated to claims of general creditors
        Allowable in computation of net capital   0

Total capital and allowable subordinated liabilities $37,958

Net capital before haircuts on securities positions $37,958

Haircuts on securities positions & excess in deposit account   (4,925)

Net capital $33,033

The above net capital is in agreement with the net capital stated on the Focus Report –
Part IIA filed as of 12-31-2001.

See Accompany Notes

Benjamin Securities Investment Company, Inc.
Statement Indicating the Exemption to 15c3-3 Claimed by the Firm
for the year ended December 31, 2001

Under Regulation 240.15c3-3(k)(2)(ii), the firm is exempt from regulation 15c3-3 because the firm meets all of the exemption requirement listed under 15c3-3(k)(2)(ii).

(2)   The provisions of this rule shall not be applicable to a broker or dealer::

(ii) who, as an introducing broker or dealer, clears all transactions, with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirement of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See Accompany Notes

Benjamin Securities Investment Company, Inc.
Possession or Control Requirements Under Rule 15c3-3
For the year ended December 31, 2001

This broker is an introducing broker on a fully disclosed basis and was not in possession or control of any securities during the year ended December 31, 2001

See Accompanying Notes

Benjamin Securities Investment Company, Inc.
Reconciliation of:
1. Computation of net capital under Rule 15c3-1.
2. Computation for Determination of the Reserve Requirement Under
Exhibit A of Rule 15c3-3 for the year ended December 31, 2001

1. This broker did not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers and does not engage in any of the activities described in paragraphs (a) (2)(I) through (v) of Section 15c3-1. Therefore as per Reg. 15c3-1 par a(2)(vi); the minimum net capital requirement is $5,000.
2. A computation for reserve requirements under Exhibit A of Rule 15c3-3 shows a zero reserve requirement.

See Accompanying Notes

NICHOLAS GIARRA
Certified Public Accountant
Houston, Texas

To the Board of Directors and Stockholders
of Benjamin Securities Investment Company, Inc.

We have examined:
(1)   Review of accounting system:
       (a) the accounting system;
       (b) the internal accounting controls;
       (c) the procedures for safeguarding securities; and
       (d) the practices and procedures of the company:
              (i)   in making of periodic computations of aggregate indebtedness and
                      net capital under Rule 17a-3(a)(11) and the reserve required by Rule
                      15c3-3(e).
              (ii)   in making the quarterly securities examinations, counts, verifications
                      and comparisons and the recordation of differences required by Rule
                      17a-13 (there were no securities held by the firm);
              (iii)   in complying with the requirement for prompt payment for securities
                      of Section 4(c) of Regulation T of the Board of Governors of the
                      Federal Reserve System; and
              (iv)   in obtaining and maintaining physical possession or control of all fully
                      paid and excess margin securities of customers as required by Par.
                      240.15c3-3. The firm did not have physical possession of any
                      securities during 2001.
(2)   The firm did not have possession of any securities from the beginning of the firm
       to the end of this audit period. Therefore, the firm is exempt from Rule 15c3-3
       Concerning Physical Possession or Control of Securities.

In our examination of the above, we have not found any material inadequacies since
the beginning of the firm on June 14, 1990.

Yours truly,

Nicholas Giarra